[Letterhead of Fenwick & West LLP]

September 25, 2014

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Re:	Actions Semiconductor Co., Ltd
Amendment No. 2 to Schedule TO-I
filed September 19, 2014
SEC File No. 005-81375

Dear Mr. Orlic:

On behalf of our client, Actions Semiconductor Co., Ltd (“Actions” or the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 19, 2014 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Schedule TO-I referenced above and filed on September 19, 2014.

The Staff’s comments are presented in bold italics below and are followed by the Company’s responses. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Company’s Schedule TO-I filed on August 20, 2014, as amended.

General

1.	Given that you are accepting 60,000,000 out of 192,962,779 shares tendered, and only 1,986,606 shares were tendered pursuant to notice of guaranteed delivery and 3,100,764 shares were conditionally tendered, please advise how you estimated the proration factor to be 54.4 percent.

The Company advises the Staff that the aggregate number of shares tendered referenced in the Staff’s comment includes Shares (including Shares represented by ADSs) properly tendered and not properly withdrawn at all purchase prices. Of the Shares (including Shares represented by ADSs) so tendered, based on the preliminary count by the depositary for the tender offer, 110,289,879 Shares (including Shares represented by ADSs) were properly tendered and not properly withdrawn at a purchase price of $5/12 per Share (or $2.50 per ADS), the per Share purchase price and per ADS purchase price at which the Company expected to accept for purchase. Accordingly, the proration factor was estimated to be 54.4%. In light of the Staff’s comment, the Company will add clarifying language in its press release announcing the final tender offer results.

United States Securities and Exchange Commission Division of Corporation Finance September 25, 2014 Page 2

2.	We note that you expect payment, and return of all securities not purchased, to occur on or about October 15, 2014. We believe that this is inconsistent with Rule 14e-1(c). See Section II.D of SEC Release No. 34-43069 (July 24, 2000) for guidance. Please advise how you determined that you will be in compliance with that rule.

In light of the Staff’s comment, the Company has arranged to provide payment within six to seven business days of the expiration of the tender offer, and is making a concerted effort to effect payment by Friday, September 26, 2014. As discussed with the Staff, the Company believes that it meets the conditions set forth in Rule 13e-4(i)(1) of the Securities Exchange Act of 1934, as amended. In this regard, the Company has determined that it is a foreign private issuer as defined in Rule 3b-4 and is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended. In addition, following an analysis of its base of securityholders pursuant to the Instructions to paragraph (h)(8) and (i) of Rule 13e-4, the Company believes that not more than 40% of the class of securities sought in the tender offer was held by U.S. holders as of August 15, 2014. In reaching this conclusion, the Company determined that approximately 57.5% of the Shares (including Shares represented by ADSs) were held by record holders of the Company’s ordinary shares who reside or are located outside the United States or the Cayman Islands, the Company’s jurisdiction of incorporation. Further, based on its actual knowledge of employee ADS holdings and its inquiry of a single large holder of ADSs known to the Company, the Company determined that at least an additional approximately 7% of the Shares (including Shares represented by ADSs) were owned by non-U.S. holders.

Rule 13e-4(i)(2)(iv) provides that payment made in accordance with the requirements of the home jurisdiction law or practice will satisfy the requirements of Rule 14e-1(c). As the Company believes it meets the conditions set forth in Rule 13e-4(i)(1), the Company respectfully submits to the Staff that payment of the tender offer consideration within the timeframe provided in the preceding paragraph is reasonably prompt given the facts and circumstances specific to this transaction and is being made in accordance with the requirements of Cayman Island law or practice.

* * *

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to the Comment Letter or additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2479 or Jen Huang at (206) 389-4543.

United States Securities and Exchange Commission Division of Corporation Finance September 25, 2014 Page 3

Very truly yours,

/s/ William L. Hughes
William L. Hughes

cc:	Nigel Liu, Chief Financial Officer, Actions Semiconductor Co., Ltd
Eva Wang, Fenwick & West LLP
Eric X. Yao, Fenwick & West LLP
Jen Jinxin Huang, Fenwick & West LLP